As filed with the Securities and Exchange Commission on October 30, 2025

Securities Act File No. 333-290479

File No. 814-01555

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

Golub Capital Private Credit Fund

(Exact name of registrant as specified in its charter)

200 Park Avenue, 25th Floor, New York, New York 10166

(Address of Principal Executive Office)

(Registrant’s Telephone Number, including Area Code): (212) 750-6060

David B. Golub

GC Advisors LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(Name and Address of Agent for Service)

With Copies to:

Rajib Chanda

Nathan Briggs

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-290479) of Golub Capital Private Credit Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 429 under the Securities Act, the prospectus included in the Registration Statement is a combined prospectus that relates to (i) the Registration Statement (File No. 333-272674), dated June 15, 2023, as amended, previously filed by the Registrant on Form N-2 (the “Prior Registration Statement”), and (ii) the Registration Statement as described above. This Post-Effective Amendment No. 1 also constitutes a Post-Effective Amendment to the Prior Registration Statement, and such Post-Effective Amendment shall become effective concurrently with the effectiveness of this Amendment.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of Golub Capital Private Credit Fund are included in Part A of this Registration Statement.

Audited Consolidated Financial Statements	PAGE
Report of Independent Registered Public Accounting Firm	F-129
Consolidated Statements of Financial Condition as of September 30, 2024 and 2023	F-130
Consolidated Statements of Operations for the year ended September 30, 2024 and for the period from June 30, 2023 (commencement of operations) to September 30, 2023	F-131
Consolidated Statements of Changes in Net Assets for the year ended September 30, 2024 and for the period from June 30, 2023 (commencement of operations) to September 30, 2023	F-132
Consolidated Statements of Cash Flows for the year ended September 30, 2024 and for the period from June 30, 2023 (commencement of operations) to September 30, 2023	F-133
Consolidated Schedules of Investments as of September 30, 2024 and 2023	F-135
Notes to the Consolidated Financial Statements	F-162

(2) Exhibits

(a)(1)	Third Amended and Restated Declaration of Trust of the Registrant(14)

(b)	Bylaws of the Registrant(1)

(d)(1)	Form of Subscription Agreement(28)

(d)(2)	Indenture, dated as of September 12, 2024, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee(17)

(d)(3)	First Supplemental Indenture, dated as of September 12, 2024, relating to the 5.800% notes due 2029, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee(17)

(d)(4)	Second Supplemental Indenture, dated as of February 24, 2025, relating to the 5.875% notes due 2030, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee(22)
(d)(5)	Third Supplemental Indenture, dated as of July 23, 2025, by and between the Registrant and U.S. Bank Trust Company, National Association, as trustee(26)

(d)(6)	Form of 5.800% notes due 2029 sold in reliance on Rule 144A of the Securities Act(17)

(d)(7)	Form of 5.800% notes due 2029 sold in reliance on Regulation S of the Securities Act(17)
(d)(8)	Form of 5.875% notes due 2030 sold in reliance on Rule 144A of the Securities Act(22)

(d)(9)	Form of 5.875% notes due 2030 sold in reliance on Regulation S of the Securities Act(22)

(d)(10)	Form of 5.450% notes due 2028 sold in reliance on Rule 144A of the Securities Act(26)
(d)(11)	Form of 5.450% notes due 2028 sold in reliance on Regulation S of the Securities Act(26)
(d)(12)

Registration Rights Agreement, dated as of September 12, 2024, by and among the Registrant and SMBC Nikko Securities America Inc., BNP Paribas Securities Corp., RBC Capital Markets, LLC and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers(17)

(d)(13)

Registration Rights Agreement, dated as of February 24, 2025, by and among the Registrant and Wells Fargo Securities, LLC, Mizuho Securities USA LLC, Natixis Securities Americas LLC, and SMBC Nikko Securities America Inc., as representatives of the Initial Purchasers(22)

(d)(14)	Registration Rights Agreement, dated as of July 23, 2025, by and among the Registrant and Wells Fargo Securities, LLC, BNP Paribas Securities Corp., RBC Capital Markets, LLC and Truist Securities, Inc., as representatives of the Initial Purchasers(26)

(e)	Distribution Reinvestment Plan of the Registrant, dated April 4, 2023(1)

(g)	Amended and Restated Investment Advisory Agreement by and between the Registrant and the Investment Adviser, dated November 17, 2023(6)

(h)(1)	Managing Dealer Agreement by and between the Registrant and Arete Wealth Management, LLC, dated April 28, 2023(1)

(h)(2)	Form of Selected Intermediary Agreement(25)

(h)(3)	Amended and Restated Distribution and Servicing Plan of the Registrant(11)

(j)(1)	Amended and Restated Loan Administration and Custodial Agreement by and between the Registrant and Computershare Trust Company, N.A., dated June 10, 2025(28)

(k)(1)	Administration Agreement by and between the Registrant and the Administrator, dated April 28, 2023(1)

(k)(2)	Form of Escrow Agreement(2)

(k)(3)	Services Agreement and Master Agreement by and between the Registrant and SS&C GIDS, Inc., dated May 5, 2023(1)

(k)(4)	Multiple Class Plan of the Registrant, dated April 4, 2023(1)

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and between the Registrant and the Investment Adviser, dated April 28, 2023(1)

(k)(6)	Revolving Loan Agreement by and between the Registrant and the Investment Adviser, dated July 3, 2023(3)

(k)(7)	First Amendment to Revolving Loan Agreement, dated as of December 19, 2023, by and among the Registrant and the Investment Adviser(7)

(k)(8)	Second Amendment to Revolving Loan Agreement, dated as of March 21, 2024, by and between the Registrant, as the borrower, and GC Advisors LLC, as the lender(8)

(k)(9)	Third Amendment to Revolving Loan Agreement, dated as of June 21, 2024, by and between the Registrant, as the borrower, and GC Advisors LLC, as the lender(16)

(k)(10)	Trademark License Agreement by and between the Registrant and the Investment Adviser, dated April 28, 2023(1)

(k)(11)	Share Purchase and Sale Agreement, dated as of July 1, 2023, by and among the Registrant, GCP HS Fund, GCP CLO Holdings Sub LP and the Investment Adviser(3)

(k)(12)

Amended and Restated Credit Agreement, dated as of July 1, 2023, by and among GCP SG Warehouse 2022-1, as borrower, Société Générale, as administrative agent, the Lenders and the Subordinated Noteholders party thereto from time to time, and Wilmington Trust, National Association as collateral agent, collateral administrator, custodian and collateral custodian(3)

(k)(13)	Amended and Restated Collateral Management Agreement, dated as of July 1, 2023, by and among GCP SG Warehouse 2022-1, as borrower, and the Investment Adviser, as collateral manager(3)

(k)(14)

Senior Secured Revolving Credit Agreement, dated as of September 6, 2023, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and as collateral agent, and the lenders and issuing banks from time to time party thereto(5)

(k)(15)	Indenture, dated as of September 21, 2023, by and between Golub Capital Private Credit Fund CLO, as Issuer, and Wilmington Trust, National Association, as Trustee(4)

(k)(16)	Note Purchase Agreement, dated as of September 21, 2023, by and between Golub Capital Private Credit Fund CLO, as Issuer and SG Americas Securities, LLC as Initial Purchaser(4)

(k)(17)	Collateral Management Agreement, dated as of September 21, 2023, by and between Golub Capital Private Credit Fund CLO, as Issuer and GC Advisors LLC, as collateral manager(4)

(k)(18)	Master Loan Sale Agreement, dated as of September 21, 2023, by and among the Registrant, as the Seller, Golub Capital Private Credit Fund CLO Depositor, as Intermediate Seller and Golub Capital Private Credit Fund CLO, as Buyer(4)

(k)(19)	Response to Notice of Commitment Increase Request, dated as of December 15, 2023, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and an issuing bank, and the issuing banks party thereto(7)

(k)(20)

Response to Notice of Commitment Increase Request, dated as of March 28, 2024, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and an issuing bank, and the issuing banks party thereto(10)

(k)(21)

Response to Notice of Commitment Increase Request, dated as of March 5, 2025, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and an issuing bank, and the issuing banks party thereto(23)

(k)(22)

First Amendment to the Senior Secured Revolving Credit Agreement, dated as of May 6, 2024, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and as collateral agent, and the lenders and issuing banks from time to time party thereto(12)

(k)(23)

Second Amendment to the Senior Secured Revolving Credit Agreement, dated as of July 24, 2024, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and as collateral agent, and the lenders and issuing banks from time to time party thereto(15)

(k)(24)

Third Amendment to the Senior Secured Revolving Credit Agreement, dated as of November 22, 2024, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and as collateral agent, and the lenders and issuing banks from time to time party thereto(18)

(k)(25)

Fourth Amendment to the Senior Secured Revolving Credit Agreement, dated as of June 26, 2025, by and among the Registrant, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent and as collateral agent, and the lenders and issuing banks from time to time party thereto(27)

(k)(26)	Master Note Purchase Agreement, dated as of May 22, 2024, by and among the Registrant and the purchasers party thereto(13)
(k)(27)

Credit Agreement, dated as of May 9, 2025, by and among GCRED Funding, LLC, as borrower, Bank of America, N.A., as administrative agent, the Registrant, as servicer, and Computershare Trust Company, N.A., as collateral custodian(24)

(k)(28)	Indenture, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Issuer, and Computershare Trust Company, N.A., as Collateral Trustee(29)
(k)(29)	Note Purchase Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Issuer and SG Americas Securities, LLC as Initial Purchaser(29)
(k)(30)	Class A-1L-1 Credit Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Borrower, Computershare Trust Company, N.A., as Loan Agent and Collateral Trustee and the Lenders party thereto(29)

(k)(31)	Class A-1L-2 Credit Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Borrower, Computershare Trust Company, N.A., as Loan Agent and Collateral Trustee and the Lenders party thereto(29)

(k)(32)	Class A-2L Credit Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Borrower, Computershare Trust Company, N.A., as Loan Agent and Collateral Trustee and the Lenders party thereto(29)

(k)(33)	Class B-L Credit Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Borrower, Computershare Trust Company, N.A., as Loan Agent and Collateral Trustee and the Lenders party thereto(29)

(k)(34)	Collateral Management Agreement, dated as of September 18, 2025, by and between Golub Capital Private Credit Fund CLO 2, as Issuer and GC Advisors LLC, as collateral manager(29)
(k)(35)

Master Loan Sale Agreement, dated as of September 18, 2025, by and among the Registrant, as the Seller, Golub Capital Private Credit Fund CLO 2 Depositor, as Intermediate Seller and Golub Capital Private Credit Fund CLO 2, as Buyer(29)

(k)(36)	Amended and Restated Indenture, dated as of September 25, 2025, by and between Golub Capital Private Credit Fund CLO-R, as Issuer, and Wilmington Trust, National Association, as Trustee(30)
(k)(37)	Note Purchase Agreement, dated as of September 25, 2025, by and between Golub Capital Private Credit Fund CLO-R, as Issuer and SG Americas Securities, LLC as Initial Purchaser(30)
(k)(38)	Amended and Restated Collateral Management Agreement, dated as of September 25, 2025, by and between Golub Capital Private Credit Fund CLO-R, as Issuer, and GC Advisors LLC, as collateral manager(30)

(k)(39)

Amended and Restated Master Loan Sale Agreement, dated as of September 25, 2025, by and among Golub Capital Private Credit Fund, as the Seller, Golub Capital Private Credit Fund CLO Depositor, as Intermediate Seller and Golub Capital Private Credit Fund CLO-R, as Buyer(30)

(l)	Opinion of Clark Hill PLC(1)

(n)(1)	Consent of Independent Registered Public Accounting Firm, dated September 23, 2025(28)

(n)(2)	Report of Independent Registered Public Accounting Firm, dated November 26, 2024(20)

(n)(3) (p)	Powers of Attorney(1) Subscription Agreement for Seed Capital, dated April 27, 2023(1)

(r)	Joint Code of Ethics of the Fund and the Investment Adviser(1)

(s)	Filing Fee Exhibit(28)

*	Filed herewith.
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-272674), filed on June 15, 2023 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-272674), filed on June 30, 2023 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on July 6, 2023 and incorporated herein by reference.
(4)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on September 26, 2023 and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on September 12, 2023 and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-K (File No. 814-01555), filed on November 22, 2023 and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on December 20, 2023 and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on March 22, 2024 and incorporated herein by reference.
(9)	Previously filed as an exhibit to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-272674), filed on January 19, 2024 and incorporated herein by reference.
(10)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on April 3, 2024 and incorporated herein by reference.

(11)	Previously filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-01555), filed on May 15, 2024 and incorporated herein by reference.
(12)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on May 10, 2024 and incorporated herein by reference.
(13)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on May 28, 2024 and incorporated herein by reference.
(14)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on February 7, 2024 and incorporated herein by reference.
(15)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on July 30, 2024 and incorporated herein by reference.
(16)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on June 26, 2024 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on September 13, 2024 and incorporated herein by reference.
(18)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on November 27, 2024 and incorporated herein by reference.
(19)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on November 20, 2024 and incorporated herein by reference.
(20)	Previously filed with the Registrant's Annual Report on Form 10-K (File No. 814-01555), filed on November 26, 2024 and incorporated herein by reference.
(21)	Previously filed as an exhibit to the Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-272674), filed on January 27, 2025 and incorporated herein by reference.
(22)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on February 24, 2025 and incorporated herein by reference.
(23)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on March 11, 2025 and incorporated herein by reference.
(24)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on May 15, 2025 and incorporated herein by reference.
(25)	Previously filed as an exhibit to the Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (File No. 333-272674), filed on May 22, 2025 and incorporated herein by reference.
(26)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on July 23, 2025 and incorporated herein by reference.
(27)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on June 27, 2025 and incorporated herein by reference.
(28)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-290479), filed on September 23, 2025 and incorporated herein by reference.

(29)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01555), filed on September 24, 2025 and incorporated herein by reference.
(30)	Previously filed as an exhibit to the Registrant’s Current Report on Form 8-K/A (File No. 814-01555), filed on October 3, 2025 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$551,000
FINRA filing fee	$225,500
Legal	$3,980,000	*
Printing	$650,000	*
Accounting	$450,000	*
Blue Sky Expenses	$1,180,000	*
Advertising and sales literature	$—	*
Due Diligence	$330,000	*
Miscellaneous fees and expenses	$350,000	*
Total	$7,716,500

* Amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s Common Shares at August 29, 2025.

Number of
Title of Class	Record Holders
Class I	8,975
Class S	967
Class D	0

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” “Our Investment Adviser and Administrator” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to offering its shares to the public, the Registrant expects to obtain liability insurance for the benefit of its trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of the Manager

A description of any other business, profession, vocation or employment of a substantial nature in which the Investment Adviser, and each managing director, director or executive officer of the Investment Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Portfolio Management” or is otherwise incorporated by reference. Additional information regarding the Investment Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-70448), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

1)	the Registrant, Golub Capital Private Credit Fund, 200 Park Avenue, 25th Floor, New York, NY 10166;

2)	the Transfer Agent;

3)	the Custodian;

4)	the Investment Adviser, GC Advisors LLC, 200 Park Avenue, 25th Floor, New York, NY 10166; and

5)	the Administrator, Golub Capital LLC, 200 Park Avenue, 25th Floor, New York, NY 10166.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

b.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

c.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

a.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

b.	the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

c.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 30th day of October 2025.

GOLUB CAPITAL PRIVATE CREDIT FUND

By:	/s/ David B. Golub
Name:	David B. Golub
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David B. Golub	Chief Executive Officer and Trustee	October 30, 2025
David B. Golub

/s/ Christopher C. Ericson	Chief Financial Officer, Treasurer and Trustee	October 30, 2025
Christopher C. Ericson

/s/ John T. Baily*	Trustee	October 30, 2025
John T. Baily

/s/ Kenneth F. Bernstein*	Trustee	October 30, 2025
Kenneth F. Bernstein

/s/ Lofton P. Holder*	Trustee	October 30, 2025
Lofton P. Holder

/s/ Anita J. Rival*	Trustee	October 30, 2025
Anita J. Rival

/s/ William M. Webster IV*	Trustee	October 30, 2025
William M. Webster IV

*By:	/s/ David B. Golub
David B. Golub

* As Agent or Attorney-in-Fact, October 30, 2025. The original powers of attorney authorizing Lawrence E. Golub, David B. Golub, and Christopher C. Ericson to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed have been executed and are incorporated by reference herein as Item 25, Exhibit (n)(3).